UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      June 14, 2006

Mr. Michael E. Mercer
Chief Financial Officer
EV Energy Partners, L.P.
1001 Fannin Street, Suite 900
Houston, Texas 77002


      Re:	EV Energy Partners, L.P.
		Registration Statement on Form S-1
      Filed May 15, 2006
		File No. 333-134139

Dear Mr. Mercer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure.
This will eliminate the need for us to repeat similar comments.

2. Please fill in all blanks throughout the registration statement.
We note that information that you have excluded includes information you are not entitled to omit under Rule 430A.
3. Please file all omitted exhibits as soon as practicable. Note that we will need additional time to review the exhibits once they are filed. We may have further comments.

Cover Page
4. Please update to include the price range prior to
effectiveness.
5. We note that you will pay a financial advisory fee to A.G. Edwards & Sons. Where appropriate, please provide disclosure
describing the components of the fee.   Provide us also with
correspondence from NASD regarding your underwriting compensation.

Prospectus Summary, page 1
6. Revise to disclose the month and year you were formed.

Formation Transaction and Partnership Structure, page 7
7. To aid investor understanding, if practicable, please provide graphical depiction of the transactions leading to the formation of the registrant.
8. Please identify the name of the limited partnership formed by CGAS.
9. To help investors better understand how the properties were controlled and operated historically, provide a before chart relative to the one on page 8. Also, these charts showed indicate the percentage ownership between the different parties.

The Offering

Use of Proceeds, page 10
10. We note that you will pay $2.0 million to EnerVest to
reimburse
it for expenses of the offering.    Briefly describe these
expenses.


Cash Distributions, page 10
11. Clarify the difference between "available cash" and "available cash from operating surplus." You appear to use these terms interchangeably.

Limited Call Right, page 13
12. Explain how "the then-current market price" will be determined.


Early conversion of subordinated units, page 12
13. We note that, subject to certain conditions, 25% of the subordinated units may be converted into common units at end of a certain period. Confirm that these will be converted on a pro rata basis.

Non-GAAP Financial Measure, page 19

14. You explain that you include exploration expense and dry hole costs in Adjusted EBITDA so that your calculation will be comparable to companies which employ the full cost method of accounting for oil and gas properties, and have presented the measure because it is a quantitative standard used throughout the investment community as a measure of performance. In response to Question 15 in the FAQ regarding the use of non-GAAP measures, we explain that companies presenting EBITDA as a performance measure must demonstrate the usefulness of any measure that excludes recurring charges. We do not believe that excluding recurring charges to present a measure that you believe is comparable to measures that companies using the full cost method disclose meets the burden of demonstrating usefulness to the reader. Further, we do not see any basis to suggest that your measure would be comparable to measures prepared by other companies.
Appropriate disclosure would generally advise that your measure of adjusted EBITDA may not be comparable to other companies` presentations of a similarly titled measure. For additional guidance please refer to the FAQ on non GAAP measures which cane be found on our website at the following address:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Risk Factors, page 20
15. Please revise the following subheadings. The subheadings discuss a fact or facts about your business but do not discuss the associated risks:
* "The amount of cash we have available for distribution to holders..." on page 21;
* "Properties that we buy may not produce as projected and we may be unable..." on page 25;
* "We may incur significant costs and liabilities in the future resulting..." on page 27; and
* "Seasonal weather conditions and lease stipulations adversely affect..." on page 29.
16. We note that the partnership agreement requires the distribution of all your available cash, which might affect your ability to grow.
Please discuss the risks associated with that possibility.
17. We note that you "may distribute as operating surplus up to two times the amount needed for any one quarter for [you] to pay a distribution on all of [y]our units [you] receive in the future from non-operating sources ... that otherwise will be distributed as capital surplus." This statement suggests that you may distribute amounts derived from capital surplus, resulting in return of capital.
Please discuss the risks that may result from engaging in such practice

We may incur substantial debt in the future to enable us to maintain..., page 24
18. Please expand this risk factor to state, if correct, that you anticipate incurring debt to make distributions. Also discuss how such borrowing affects your ability to make future distributions.

The sale or exchange of 50% or more of our capital and profits interests..., page 38
19. Please provide examples of events that could result in the sale or exchange of 50% or more of total interest in your capital and profits.

The amount of cash we have available for distribution to holders of our..., page 21
20. Please expand this risk factor to discuss the fact that historically you could not have generated sufficient cash to pay the minimum quarterly distribution on all your outstanding securities.




Our Cash Distribution Policy and Restrictions on Distributions,
page
53
21. Please revise to address the impact of your dividend policy on your future growth. Your discussion should state your belief as to whether the dividend payments will limit or preclude your ability to pursue growth. Also state whether you expect to require additional financing to pursue growth opportunities requiring capital expenditures or other investments significantly beyond your current expectations.

Pro Forma Financial Information and Financial Forecast, page 55

22. As you have included a detailed calculation of the forecasted cash available for distribution for the twelve months ended June 20,
2007 on page 64, we see no utility in the information in the table on page 57 under the lined items bellows the "Cash Flows" heading.

23. On a related point, within the table of forecasted cash available for distribution for the twelve months ended June 30, 2007 on page 64, revise your table to begin with Net Cash Provided by Operating Activities (GAAP measure), or identify the amount labeled as Net Forecasted Operating Cash Flows as a non-GAAP measure and provide the disclosures required by Item 10(e) of Regulation S-K.

24. We note that you present pro forma cash available for distribution for your most recently completed fiscal year in the table on page 65. However, to provide the most current information to readers, please include an additional column for the twelve months ended as of your most recent interim period, March 31, 2006.

Selected Historical and Pro Forma Financial and Operating Data,
page
67

25. For the periods you identify as unaudited in the narrative preceding the tables, please also label the respective periods as unaudited in the tables as well.

26. We note that you have provided footnotes to the table, although the explanations provided on page 69 for (2) and (3) are not identified in the table. Please revise the tables to include the corresponding footnotes.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 70

27. We note that you address the three years` historical financial statements for your predecessors. However, due to the significance of the properties being retained by the predecessors, we believe that you should augment your MD&A discussion to identify in your comparative narratives the revenues and direct expenses associated with the properties that will be contributed to you in conjunction with the offering, as well as the production levels of those properties in relation to the whole. Please also ensure that you identify any significant events, uncertainties, trends and other matters affecting the comparability of the results of operations of the properties being contributed to the partnership by the predecessors, in order to sufficiently convey to readers the historical performance of the properties that will be contributed to the partnership. This should be done in textual format, supplementing the historical information of the predecessors.

Liquidity and Capital Resources, page 76
28. Please provide comparative discussion regarding the cash flow for the year ended December 31, 2003 and the year ended December 31, 2004.
29. Please disclose your material commitments for capital expenditures as of the end of the latest fiscal year, and indicate the general purpose of the commitments. See Item 303(a) (2) of Regulation S-K. In this regard, we note that you intend to drill wells in 2006, 2007 and 2008. Address the anticipated costs of, and funding for, such activities.
30. We note that your dividend policy requires you to distribute all your available cash. Please discuss how you intend to pay for dividends. For example, your disclosure on page 83 indicates that historically you would have relied on borrowings to make distributions.
31. Discuss how your dividend policy affects your ability to expand and reinvest in your business.

Quantitative and Qualitative Disclosures and Market Risks, page 78

32. Revise your discussion to provide the quantitative information about market risks required by Item 305 of Regulation S-K.

33. Please relocate the discussions of SFAS 154 and 123(R) to the section labeled Recent Accounting Pronouncements beginning on page 77.



Business, page 79
34. Please disclose the month and year you were formed. Also, consistent with the requirements of Item 101(a) of Regulation S-K, please expand you disclosure to describe in more detail the general development of your business.
35. Please discuss whether in your opinion the proceeds of the offering will satisfy your cash requirements and whether in the next six months it will be necessary to raise additional funds to meet the expenditures required to operate your business.
36. You state that one of your principal business attributes is your relationship with EnerVest. Please discuss in detail how such relationship benefits your operations.


Natural Gas Gathering, page 89
37. Please disclose how much you anticipate paying EnerVest
Operating
for operating you natural gas systems.

Oil and Gas Leases, page 90
38. We note your disclosure in this section. Please identify those properties that are subject to leases and disclose the term and the cost of the leases.

Principal Customers and Marketing Arrangements, page 91
39. We note that Exelon accounted for more than 10% of your revenues.
Please disclose whether any other customers accounted for more than
10% of your revenues during 2005. Please file as an exhibit your contracts with such customers.

Environmental Matters and Regulation, page 92
40. We note your statement on page 28 that you "must obtain and maintain permits, approvals and certificates from various federal state and local governmental authorities." If material, provide an estimate of the costs of obtaining such permits, approvals, and certificates.


Management, page 97

Directors and Executive Officers, page 98
41. Please disclose the amount of time that John B. Walker and Mark
A. House devote to your operations.
42. Please define the term "qualified," as used in the paragraph following the table.
43. Please confirm that Gary R. Petersen has been Senior Managing Director of EnCap Investments L. P. since 1988. We note your statement that he co-founded the firm in 1988.

Certain Relationship and Related Transactions, page 103

Services, page 105
44. Estimate the approximate cost of EnerVest`s services. We may have further comments.

Limited Call Right, page 124
45. We refer you to your discussion under the Limited Call Right. Please advise us as to what consideration was given as to whether you will comply with the tender offer rules and file a Schedule TO when, or if, this right is exercised. If you believe an exemption from the tender offer rules is available, please advise.

Selling Unitholders, page 145
46. Please disclose the reasons for paying the structuring fee and disclose its components.

Financial Statements - Unaudited Pro Forma Combined, page F-2

47. We note that the pro forma adjustment identified in point (f) on page F-10 serves to eliminate management fees and other administrative costs reflected in the historical combined financial statements. Adjustments within the pro forma table should be limited to events that are directly attributable to the specific transaction, factually supportable and expected to have a continuing impact. Any historical charges that you believe impact results in a manner that is not indicative of the future should ordinarily be identified in narrative disclosure in the pro forma area, rather than adjusted in the tabular presentation. Such disclose should convey the specific facts and circumstances underlying your view that future costs will be different than historical amounts.

48. Please expand the pro forma section to include the oil and gas reserve information that is ordinarily required under paragraphs 10 through 17 and 30 through 34 of SFAS 69. This information should be presented in a manner similar to your unaudited pro forma consolidated financial statement presentation, depicting, in columnar fashion, the historical amounts for The Combined Predecessor Entities, pro forma adjustments with corresponding explanations, and partnership pro forma amounts.

Financial Statements - The Combined Predecessor Entities, page F-
11

General

49. It appears you will need to update your historical and pro forma financial statements to comply with the guidance in Rule 3-12 and Rule 11-02(c) of Regulation S-X.

50. Please acknowledge that you understand that financial statements covering the period from January 1, 2006 to consummation of the formation transactions and offering will need to be audited in accordance with Rule 3-02 of Regulation S-X, since these operations represents a predecessor entity, as defined in Rule 405 of Regulation
C. In conjunction with this effort, we suggest that you ensure there are no gaps in the audited financial statements to be included in future filings.

Note 2 - Summary of Significant Accounting Policies, page F-17

Oil and Gas Properties, page F-18

51. You explain that your depreciation and depletion of oil and gas properties is determined using the units-of-production method, based on estimated proved recoverable oil and gas reserves. The inclusion of the qualifier recoverable seems to imply that a portion of your reported reserves may also include unrecoverable oil and gas; or that you are including probable reserves along with proven reserves in making your calculations. Please revise your disclosures sufficiently to understand how your methodology compares to that required under paragraph 30 of SFAS 19. Tell us how the measure utilized in computing depreciation and amortization compares to the reserve quantities disclosed.

Note 3 - Oil and Gas Acquisition, page F-22

52. Please provide us the analysis you completed under Rule 3-05 of
Regulation S-X to conclude no financial statements were required to be prepared and audited in regards to the Primos Acquisition mentioned under this heading.

53. On a related point, we note you present pro forma information as if the acquisition occurred on January 1, 2005. Paragraph 54 of SFAS
141 explains that if comparative financial statements are presented, pro forma results of operations for the comparable prior period should be presented as well.

Note 10 - Major Customers, page F-30

54. We note your disclosure in the Business section on page 91 explaining that Exelon accounted for 29 percent of your pro forma revenues for 2005, and your top five customers accounted for 80 percent of pro forma oil and gas revenues. It appears you may need to expand this disclosure to also identify any other customers accounting for 10 percent or more of revenues, or to disclose that there were none if that is the case, as such disclosure would ordinarily be anticipated under Item 101(c) (vii) of Regulation S-K.
Please also expand the related disclosure in your financial statements to the extent necessary to comply with the guidance in paragraph 39 of SFAS 131.

Financial Statements - EV Energy Partners GP, L.P., page F-38

Balance Sheet, page F-39

55. We note your disclosure on page II-1 under Recent Sale of Unregistered Securities, explaining that you issued the general partner a 2% general partner interest for $20 and Enervest the 98 percent limited partner interest for $980. Please reconcile these amounts to the corresponding but different amounts reported in your audited balance sheet as of May 12, 2006.

Engineering Comments

Summary ProForma Reserve and Operating Data, page 17

56. We note your pro forma proved reserve disclosure. Please furnish to us the reserve report - in hard copy and electronic spreadsheet format - that you used as the basis for this disclosure. The report should include:
a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;
b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
c) Individual income forecasts for the largest property (net equivalent reserve basis) in the proved developed and proved undeveloped category for your Appalachian properties and for your Northern Louisiana properties;
d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for each of these four largest properties.
e) Spread sheet comparisons by field of your projected annual production cost components - e.g. labor, power, insurance, taxes - with these same components` 2005 historical figures. Please reconcile any significant differences between the historical figures and those that you used to estimate your proved reserves. Be advised we believe that a component for producing well overhead should be included for operated as well as non-operated properties

Average Unit Costs per MCFE: page 18

57. The lease operating expense figures - $1.77/MCFE - do not agree with the same item on page 84. Please amend your document to reconcile this inconsistency.

Risk Factors, page 20

The estimated oil and gas reserve quantities and future production rates set forth..., page 23

58. As your average 2005 production is 4 MCFE per day per net well,
it would appear that these proved reserves are particularly
sensitive
to future production cost assumptions.   Please expand your
disclosure to address this fact.

Management`s Discussion and Analysis, page 70

Estimates of Proved Reserves, page 71

59. Please amend your document here to include at least one reference to Rule 4-10(a) as the definition of proved oil and gas reserves.
This is available at our website,
http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

Business, page 79

Our Areas of Operations, page 81

60. Here you disclose the average well costs for the last three years. Please expand this to disclose the dates and cost figures for the most recently drilled wells in all areas.

Our Pro Forma Developed and Undeveloped Acreage, page 85

61. Paragraph 5 to SEC Industry Guide 2 requests the disclosure of the minimum remaining terms of material leases and concessions.
Please amend your document to comply with this.

* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Mark Wojciechowski at (202) 551-3759 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551- 3703. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3745 with any other questions.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	VIA FACSIMILE
	George G. Young III
      Haynes and Boone LLP
      713-236-5699
Mr. Michael E. Mercer
EV Energy Partners, L.P.
June 14, 2006
Page 1